SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

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Jingwei International Limited

(Name of the Issuer)

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Jingwei International Limited

George (Jianguo) Du

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47759G 108

(CUSIP Number of Class of Securities)

Mr. George (Jianguo) Du

Chairman and Chief Executive Officer

Jingwei International Limited

Room 701-702, Building 14, Keji C. Rd., 2nd, Software Park

Nanshan District, Shenzhen, PRC 518057

+ 86-0755-83437888

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:

Mitchell S. Nussbaum

Norwood P. Beveridge Jr.

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

(212) 407-4000

__________________

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

☐	Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,000,000	$400.00 (3)

(1)	Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock based upon the aggregate number of shares owned by holders of less than 20,000 pre-reverse stock split shares.

(2)	Determined pursuant to Exchange Act Rule 0-11(b)(1), as amended by multiplying the transaction value of $2,000,000 by one-fiftieth of one percent.

(3)	Previously Paid on the initial filing of this Schedule 13E-3 Transaction Statement.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No. 3 to Rule 13E-3 Transaction Statement (as so amended, the “Schedule 13E-3”), is being filed by Jingwei International Limited, a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a “going private” transaction. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common shares, par value $0.001 per share (the “Common Shares”) to fewer than 300 in connection with our voluntary delisting from the NASDAQ Global Market (“NASDAQ”) and allowing the Company to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

To accomplish this reduction in the number of record holders of the Common Shares, the Company effected a reverse stock split of the Common Shares, whereby each 20,000 Common Shares outstanding as of the effective date of the reverse stock split was converted into one whole Common Share (the “Reverse Stock Split”). In lieu of issuing any fractional shares to stockholders owning fewer than 20,000 pre-Reverse Stock Split shares, the Company will make a cash payment equal to $2.20 per pre-Reverse Stock Split share to such stockholders. Accordingly, stockholders owning fewer than 20,000 pre-Reverse Stock Split shares, after the Reverse Stock Split, have no further interest in the Company, no longer are stockholders of the Company and are entitled to receive only a cash payment equal to $2.20 multiplied by the number of pre-Reverse Stock Split shares owned by them. The stockholders who are cashed out as a result of the Reverse Stock Split owned, in the aggregate, less than 10% of the Common Shares outstanding immediately before the Reverse Stock Split. The Reverse Stock Split also provided for a corresponding decrease in the number of authorized Common Shares from 75,000,000 shares to 3,750 shares.

The total amount of funds necessary to make cash payments to shareholders in connection with the Transaction and for related expenses is estimated to be approximately $2,300,000. The funds for the Transaction came from our Chairman and Chief Executive Officer, Mr. George (Jianguo) Du. Mr. Du entered into a Funding and Indemnification Agreement (the “Funding Agreement”) pursuant to which Mr. Du funded the amount required to cash-out fractional shares. Mr. Du expects to satisfy its obligations under the Funding Agreement using his personal funds. Following the funding of the amount required to cash-out fractional shares and in consideration of Mr. Du assuming our obligation to cash-out fractional shares, we will issue Mr. Du a number of common shares equal to the amount he funded divided by $2.20 (rounded to the nearest whole share).

Following the Reverse Stock Split and its voluntary delisting from NASDAQ, the Company has fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 15(d) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

After the completion of the Reverse Stock Split, the Company effected a one-to-20,000 forward stock split (the “Forward Stock Split”) for those stockholders who held at least one whole post-Reverse Stock Split share by converting all post-Reverse Stock Split shares held by such stockholders to a number of shares of our common stock equal to the number of such post-Reverse Stock Split shares multiplied by 20,000. The Forward Stock Split also provided for a corresponding increase in the number of authorized shares of Common Shares from 3,750 to 75,000,000 shares.

Under Nevada law and the Amended and Restated Articles of Incorporation of the Company (the “Articles of Incorporation”), the Board of Directors of the Company (the “Board”) may amend the Articles of Incorporation to implement the Reverse Stock Split and the Forward Stock Split without the approval of the stockholders. Therefore, the Company did not seek stockholder approval for these actions, and no vote was sought in connection with these actions. In addition, stockholders who receive cash in lieu of fractional shares are entitled to appraisal rights for the “fair value” of their fractional share under Nevada law. The Reverse Stock Split and the Forward Stock Split were conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit (a) to this Schedule 13E-3 (the “Disclosure Statement”). The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Statement.

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Item 15. Additional Information .

Item 15(c) is hereby amended and supplemented as follows:

On March 30, 2012, at 7:00 a.m. (Eastern time), the certificate of change relating to the Reverse Stock Split became effective and the Reverse Stock Split was completed.  In accordance with the terms of the going private transaction, in lieu of issuing any fractional shares to stockholders owning fewer than 20,000 pre-Reverse Stock Split shares, the Company will make a cash payment equal to $2.20 per pre-Reverse Stock Split share to such stockholders. Accordingly, stockholders owning fewer than 20,000 pre-Reverse Stock Split shares have no further interest in the Company, are no longer be stockholders of the Company and are entitled to receive only a cash payment equal to $2.20 multiplied by the number of pre-Reverse Stock Split shares owned by them.

On March 30, 2012, at 7:01 a.m. (Eastern time), the certificate of change relating to the Forward Stock Split became effective and the Forward Stock Split was completed.  Following the Forward Split, the Company completed its voluntary delisting from the NASDAQ and has fewer than 300 stockholders of record.  As a result, the company intends to suspend its reporting obligations under Section 15(d) of the Exchange Act following the filing of its annual report on Form 10-K for the year ended December 31, 2011.

The Company did not seek stockholder approval for these actions, and therefore stockholders who receive cash in lieu of fractional shares will be entitled to appraisal rights for the “fair value” of their fractional share under Nevada law as more fully described in the Disclosure Schedule.

Item 16. Exhibits .

(a) (3) Disclosure Statement to be mailed to stockholders of the Company (previously filed).

(a)(5)(i) Financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2010, as amended by Amendments No. 1 and 2 thereto on Form 10-K/A (incorporated by reference to such report filed with SEC on March 31, 2011, September 20, 2011 and March 9, 2012, respectively (previously filed)).

(a)(5)(ii) Financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (incorporated by reference to such report filed with the SEC on November 14, 2011 (previously filed)).

(a)(5)(iii) Press Release dated February 16, 2012 (previously filed).

(a)(5)(iv) Press Release dated March 30, 2012.

(b) Not applicable.

(c) The opinion of American Appraisal China Limited, dated February 16, 2012, attached as Exhibit A to the Disclosure Statement, is incorporated herein by reference (previously filed).

(d) Funding and Indemnification Agreement, dated February 16, 2012, between the Company and George (Jianguo) Du (previously filed).

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(f) Summary of Dissenters’ Rights (included in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights”); Sections 92A.300 to 92A.500 of the Nevada Revised Statutes (included as Annex B to the Disclosure Statement) (previously filed).

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JINGWEI INTERNATIONAL LIMITED

By:	/s/ George (Jianguo) Du
Name:	George (Jianguo) Du
Title:	Chairman and Chief Executive Officer

By:	/s/ George (Jianguo) Du
Name:	George (Jianguo) Du

Date: April 4, 2012

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